

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY DHL

8 December 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 3101 0194.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
Encls.

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 8 December 2004

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Announcement – Appointment of Independent Non-executive Director and Member of the Audit Committee	30 September 2004	SEHK (pursuant to Listing Rules)
2.	Letter to SEHK re Written Confirmation of Independence by Independent Non-executive Director	4 October 2004	SEHK (pursuant to Listing Rules)
3.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from September to November 2004	October 2004 – December 2004	SEHK (pursuant to Listing Rules)
4.	Form D2 – Notification of Changes of Secretary and Directors	8 October 2004	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
5.	Form 3A - Director's/Chief Executive's Notice re Mr. Lim Shyang Guey's interests in shares of Listed Corporation	11 October 2004	SFO
6.	Form 3A - Director's/Chief Executive's Notice re Mr. Lim Shyang Guey's interests in shares of Listed Corporation	15 October 2004	SFO
7.	Register of Directors & Officers	25 October 2004	Bermuda Companies Act
8.	Form D2 – Notification of Changes of Secretary and Directors	26 November 2004	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)

China Daily Monday, 4th October 2004

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

(Stock Code: 524)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce that Mr. John William Crawford J.P. has been appointed an independent non-executive director of the Company with effect from 30 September 2004. Mr. Crawford was also nominated as a member of the audit committee of the Company on the same date.

Mr. Crawford, aged 62, was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm until he retired in 1997. During his 25 years in public accounting, he was also the chairman of the audit division of Ernst & Young and was active in a number of large private and public company takeover and/or restructuring exercises. Mr. Crawford has been active in various community service areas such as being a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, Mr. Crawford was appointed a Justice of the Peace in Hong Kong. He is a member and was a governor for many years of the Canadian International School of Hong Kong. Mr. Crawford is also an independent non-executive director of SUNDAY Communications Limited, whose shares are listed on The Stock Exchange of Hong Kong Limited.

Mr. Crawford has not previously held any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company. As at the date hereof, Mr. Crawford does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In accordance with the appointment letter with Mr. Crawford, the term of his appointment is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the bye-laws of the Company. Mr. Crawford will be entitled to an annual director's fee of HK$100,000, which is determined based on the Company's remuneration policy for independent non-executive directors.

Save as disclosed above, there are not any other matters in relation to the appointment of Mr. Crawford that need to be brought to the attention of the shareholders of the Company.

The Company would like to take this opportunity to welcome Mr. Crawford to the Board.

By Order of the Board of
e-Kong Group Limited
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 30 September 2004

As at the date of this announcement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. Matthew Brian Rosenberg and Mr. John William Crawford.

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

www.e-kong.com

(股份代號：524)

委任獨立非執行董事及審核委員會成員

e-Kong Group Limited(「本公司」)之董事會(「董事會」)欣然宣佈由二零零四年九月三十日起，高來福先生，太平紳士，獲委任為本公司之獨立非執行董事。同日，高來福先生獲提名為本公司審核委員會成員。

高來福先生，62歲，為香港安永會計師事務所之創辦成員，一直擔任該事務所的副主席至一九九七年退休為止。在從事上市會計工作的二十五年期間，高來福先生為安永會計師事務所審計部門的主管，同時亦參與若干大型私營企業及上市公司的重大收購合併／或重組項目。高來福先生一直積極參與各類社會事務，本身為聯合國兒童基金會香港委員會及香港董事學會的創辦成員。於一九九七年，高來福先生獲委任為香港太平紳士。高來福先生曾擔任香港加拿大國際學校校董會成員多年，現為該校校務會成員。高來福先生亦為 SUNDAY Communications Limited(其股份在香港聯合交易所有限公司上市)之獨立非執行董事。

高來福先生過去並無於本公司或其附屬公司擔任任何職務，其與本公司之董事、高級行政人員或主要股東概無任何關連。就香港法例第571章證券及期貨條例第XV部的定義而言，高來福先生於本公佈日並無持有本公司任何股份權益。

根據高來福先生之委任函件，彼之任期須按照本公司之公司細則規定，在本公司股東週年大會上輪值告退及膺選連任。高來福先生可獲受每年100,000港元之董事袍金，此金額乃根據本公司為獨立非執行董事而訂立之酬金政策而釐定。

除上文所披露者外，並無有關委任高來福先生之任何其他事項須予知會本公司之股東。

本公司謹此歡迎高來福先生加入董事會。

承董事會命
e-Kong Group Limited
公司秘書
劉偉明

香港，二零零四年九月三十日

於本公佈日期，本公司董事會成員包括執行董事 Richard John Siemens先生、Kuldeep Saran先生與林祥貴先生、非執行董事William Bruce Hicks先生及獨立非執行董事韋雅成先生、Matthew Brian Rosenberg先生與高來福先生。

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

4 October 2004

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Mandy Lam

Dear Sirs

e-Kong Group Limited (the "Company")
- Written Confirmation of Independence by Independent Non-executive Director

We refer to Rules 3.13 and 3.15 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in respect of the captioned matter.

On behalf of Mr. John William Crawford, independent non-executive director of the Company, we deliver to you herewith written confirmation of independence duly signed by Mr. Crawford for your attention and record. Kindly acknowledge receipt by signing and returning to us a duplicate of this letter.

Should you have any question, please call the undersigned on 3101 3042.

Thank you for your kind attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Lau Wai Ming Raymond
Company Secretary
Encl.

E:\Secretarial\Correspondence\Letter to SEHK\Letter to SEHK re written confirmation of independence (JC)_10042004.doc

WRITTEN CONFIRMATION OF INDEPENDENCE

Date : 30 September 2004

To : The Stock Exchange of Hong Kong Limited (the "**Exchange**")
12/F One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

I, John William Crawford of G/F, 22 Consort Rise, Pokfulam, Hong Kong, being appointed as an independent non-executive director of e-Kong Group Limited (the "**listed issuer**"), a company incorporated in Bermuda and whose shares are listed on the Exchange, hereby submit to the Exchange this Letter in respect of my independence.

I hereby confirm that as at the date of this Letter, being the date (the "**Appointment Date**") of my appointment as an independent non-executive director of the listed issuer,

(1) I do not hold any shares ("**shares**") in the issued share capital of the listed issuer or share options, convertible securities and other rights (whether contractual or otherwise) that may call for the issue of shares;

(2) I have not received an interest in any securities of the listed issuer as a gift, or by means of other financial assistance, from a connected person or the listed issuer itself;

(3) I am not a director, partner or principal of a professional adviser which currently provides or has within one year immediately prior to the Appointment Date provided services, or am not an employee of such professional adviser who is or has been involved in providing such services during the same period, to:

 (a) the listed issuer, its holding company or any of their respective subsidiaries or connected persons; or

 (b) any person who was a controlling shareholder or, where there was no controlling shareholder, any person who was the chief executive or a director (other than an independent non-executive director), of the listed issuer within one year immediately prior to the date of this Letter, or any of their associates;

(4) I do not have any material interest in any principal business activity of or am not involved in any material business dealings with the listed issuer, its holding company or their respective subsidiaries or with any connected persons of the listed issuer;

(5) I am not on the board specifically to protect the interests of an entity whose interests are not the same as those of the shareholders as a whole;

(6) I am not or was not connected with a director, the chief executive or a substantial shareholder of the listed issuer within two years immediately prior to the Appointment Date. For the purpose of this paragraph and without prejudice to the generality of the foregoing, any person cohabiting as a spouse with, and any child, step-child, parent, step-parent, brother, sister, step-brother and step-sister of, a director, the chief executive or a substantial shareholder of the listed issuer is considered to be connected with that director, chief executive or substantial shareholder. A father-in-law, mother-in-law, son-in-law, daughter-in-law, grandparent, grandchild, uncle, aunt, cousin, brother-in-law, sister-in-law, nephew and niece of a director, the chief executive or a substantial shareholder of the listed issuer may in some circumstances also be considered to be so connected. In such cases, I undertake that all relevant information will be provided to the listed issuer and the Exchange to enable the Exchange to make a determination;

(7) I am not, or have not at any time during the two years immediately prior to the Appointment Date been, an executive or director (other than an independent non-executive director) of the listed issuer, of its holding company or of any of their respective subsidiaries or of any connected persons of the listed issuer. For the purpose of this paragraph, an "executive" includes any person who has any management function in the company and any person who acts as a company secretary of the company;

(8) I am not financially dependent on the listed issuer, its holding company or any of their respective subsidiaries or connected persons of the listed issuer;

(9) There are no other factors that may affect my independence.

I further undertake that I shall inform the Exchange as soon as practicable if there is any subsequent change of circumstances which may affect my independence.

Yours faithfully



John William Crawford

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

8 October 2004

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 September 2004 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Lau Wai Ming Raymond
Company Secretary

Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 September 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 October 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference Shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	10,000 Remark	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	147,500	Nil	Nil	Nil	147,500	Nil
Exercise Price : HK$ 7.60	15,000	Nil	Nil	15,000 Remark	0	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$___	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$___	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark : 10,000 share options lapsed due to the cessation of employment of Lai Hon Fui, Daniel.
15,000 share options lapsed due to the cessation of employment of Yeung Chi Ming, Simon.

Authorised Signature:



Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

8 November 2004

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 October 2004 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 October 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 November 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	147,500	Nil	Nil	Nil	147,500	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:



Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

8 December 2004

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 November 2004 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 November 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey — Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 December 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ____________)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	147,500	Nil	Nil	Nil	147,500	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:



Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



Companies Registry
公司註冊處

表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職
☑ New appointment 新委任
☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

e-KONG Group Limited
3805, Tower II, Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046
Fax : 3101 0194

For ...
請勿 ...

Your Receipt
Companies Registry
H.K.

08/10/2004	00576854
CR No. :	F-006726-
Sh. Form :	D2F
13	$20.00
TOTAL(CHQ)	$20.00

Specification No. 2/2004 (Revision) (Feb. 2004)
指明編號 2/2004 (修訂) (2004 年 2 月)

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
APPOINTMENT OF DIRECTOR	30	09	2004
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
CRAWFORD	JOHN WILLIAM 高來福

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址 G/F, 22 CONSORT RISE, POKFULAM, HONG KONG

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K076692(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes NIL **Continuation Sheet A and** NIL **Continuation Sheet B.**

本通知書包括 ________ 張續頁 **A** 及 ________ 張續頁 **B**。



Signed 簽名

(Name 姓名): (LAU WAI MING RAYMOND) Date 日期: - 8 OCT 2004

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *

董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM	SHYANG GUEY	
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P924468(2)		
7. Address of Director		**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		31013047
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

7	10	2004
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	500,000	HKD	0.150	0.150		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	500,000	0.11
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

11	10	2004
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM	SHYANG GUEY	
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P924468(2)		
7. Address of Director		**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		31013047
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

13	10	2004
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.142	0.142		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	500,000	0.11
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	600,000	0.13
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

15	10	2004
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

Register of Directors & Officers

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
John William Crawford G/F., 22 Consort Rise Pokfulam, Hong Kong	Director	
Kuldeep Saran 18th Floor, Block 47 Baguio Villa 550 Victoria Road Pokfulam Hong Kong	Director	Deputy Chairman
Lau Wai Ming Raymond Flat B, 8th Floor Haven Court Peninsula Village Discovery Bay, Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 Fl, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Matthew Brian Rosenberg 140 Cedar Road Kings Park NY 11754 United States of America	Director	
Richard John Siemens Unit 1901, Tower A Queen's Garden 9 Old Peak Road Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	

Name and Address	Directors	Offices
William Bruce Hicks House No. 2 Henderson Road Jardine's Lookout Hong Kong	Director	



Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號
F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職
☐ New appointment 新委任
☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名: N/A

Surname 姓氏 | Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport 海外護照
Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期
DD 日 MM 月 YYYY 年
Date 日期 | Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

e-KONG Group Limited
3805, Tower II, Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046
Fax : 3101 0194

For ...
請 ...

Your Receipt
Companies Registry
H.K.

26/11/2004	AA264057
CR No. :	F-006726-
Sh. Form :	D2F
13	$20.00
TOTAL(CHQ)	$20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
PROVISION OF PARTICULARS OF HONG KONG IDENTITY CARD NUMBER OF A DIRECTOR IN LIEU OF HIS PASSPORT NUMBER AND ISSUING COUNTRY	23	11	2004
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: LIM SHYANG GUEY

Name／New Name 姓名／新姓名:

Surname 姓氏 | Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P924468(2)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes NIL **Continuation Sheet A and** NIL **Continuation Sheet B.**

本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名

(Name 姓名): (LAU WAI MING RAYMOND) Date 日期: 26 NOV 2004

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *

董事／秘書／經理／授權代表 *

Delete whichever does not apply 請刪去不適用者